Policy

Griffin Capital Advisor, LLC, (the “Adviser”), as a matter of policy and as a fiduciary to the Fund, has the responsibility for voting proxies for securities consistent with the best interests of the Fund. The Adviser maintains written policies and procedures as to the handling, voting and reporting of proxy voting and makes appropriate disclosures about the Adviser’s proxy policies and practices and the availability of the Adviser’s proxy voting record. The Adviser does not vote proxies regarding securities held by Private Investment Funds but rather, may vote on issues regarding the Private Investment Funds. In general, the Adviser does not receive proxies to be voted due to the nature of its investments on behalf of the Fund; this policy is intended to comply with Rule 206(4)-6 in the infrequent instance that the Adviser receives a proxy, or other action requiring a vote, from a Private Investment Fund. The Adviser has delegated proxy voting authority for the portion of the portfolio allocated to publicly traded securities to the Public Sub-Adviser.

Background & Description

In general, proxy voting is an important right of shareholders and reasonable care and diligence must be undertaken to ensure that such rights are properly and timely exercised.

Investment advisers registered with the SEC, and which exercise voting authority with respect to client securities, are required by Rule 206(4)-6 of the Advisers Act to (a) adopt and implement written policies and procedures that are reasonably designed to ensure that client securities are voted in the best interests of clients, which must include how an adviser addresses material conflicts that may arise between an adviser’s interests and those of its clients; (b) disclose to clients how they may obtain information from the adviser with respect to the voting of proxies for their securities; (c) describe to clients a summary of its proxy voting policies and procedures and, upon request, furnish a copy to its clients; and (d) maintain certain records relating to the adviser’s proxy voting activities when the adviser does have proxy voting authority.

The Adviser is responsible for voting on issues regarding the Private Investment Funds. The voting rights of the Fund, as holders of interests in Private Investment Funds, are generally contract rights set out in the organizational documents (e.g., the limited partnership agreement, limited liability company agreement, memorandum and articles of association of the Private Investment Funds). Private Investment Funds, if privately placed, generally are not subject to the regulatory scheme applicable to public companies. Because most, if not all, of the Private Investment Funds are privately placed, they generally do not issue proxies. Instead, they may solicit consents from their limited partners, members or shareholders. The Public Sub-Adviser exercises voting authority for the Fund’s allocation to publicly traded securities. The term “Proxies” will refer to any such consents or other action requiring a vote as well as any per se proxies.

Responsibility

The Chief Compliance Officer (“CCO”) has responsibility for implementation and monitoring of the Adviser’s proxy voting policy, practices, disclosures and record keeping, including outlining voting guidelines in its procedures.

Procedures

The Adviser has adopted procedures to implement the firm’s proxy voting policy and to monitor and ensure its policy is observed and amended or updated, as appropriate, which include the following:

Voting Procedures

•	In the event Adviser employees, officers, or directors receive proxy materials on behalf of the Fund, the employees, officers and directors will forward such materials to the appropriate members of the Adviser’s Investment Committee to vote the Proxy.

•	The Adviser’s Investment Committee will analyze the proxy materials and determine how the Adviser should vote the Proxy in accordance with applicable voting guidelines (see below). The Adviser’s Investment Committee may consider information provided by the Private Investment Fund’s personnel regarding the nature of the proxy. Additionally, the Adviser’s Investment Committee and CCO will identify if any material conflicts exist for the Adviser. A member of the Investment Committee will then provide a Proxy Voting Form, maintained separately, stating that the Adviser is not subject to conflicts of interest regarding the Private Investment Fund or the subject of the Proxy.

•	The CCO or designee, is responsible for coordinating this process in a timely and appropriate manner and delivering the Proxy to the Private Investment Fund prior to the deadline.

Proxy Voting Guidelines

•	In the absence of specific voting guidelines from the Fund, the Adviser will vote Proxies in the best interests of the Fund.

•	Because in the context of Private Investment Funds each solicited vote raises unique questions, each Proxy with respect to a Private Investment Fund will be analyzed by the Investment Committee, on a case-by-case basis.

•	The Adviser may determine not to vote a Proxy if doing so would not be in the Fund’s best interest, such as when the Adviser determines that the cost of voting the Proxy exceeds the expected benefit to the Fund.

Proxy Voting Guidelines: Public Sub-Adviser

•	The Public Sub-Adviser exercises voting authority for the Fund’s allocation to publicly traded securities in a manner consistent with the Public Sub-Adviser’s proxy voting policies and procedures, and any written instructions from the Adviser or the Fund.

•	The Public Sub-Adviser has retained a proxy voting vendor to provide proxy voting research, guidance and to vote proxies. In most cases the Public Sub-Adviser will vote in strict accordance with the vendor’s recommendation but reserves the right to change that vote when the Public Sub-Adviser disagrees with a recommendation and feels it is in the best interest of the Fund or when otherwise advised by the Fund in writing.

•	The Public Sub-Adviser must notify the Adviser of votes contrary to its general guidelines, votes on non-routine matters and instances where the Public Sub-Adviser refrains from voting during its quarterly reporting to the Adviser. The Adviser will request the Public Sub-Adviser to provide periodic reporting related to its proxy voting practices, and any votes which are voted contrary to its respective guidelines.

•	The Public Sub-Adviser may refrain from voting Fund proxies:

•	the voting materials are not received in sufficient time to allow proper analysis or an informed vote by the voting deadline;

•	it determines the cost of voting will likely exceed the expected potential benefit to the Fund; or

•	the securities are of a de minimis amount

Material Conflicts of Interest in Connection with Proxy Voting

•	Material conflicts of interest may arise in situations that include, but are not limited to, when a Private Investment Fund or an affiliate of such Private Investment Fund has a relationship with the Fund or an affiliate of the Adviser and such Private Investment Fund is soliciting proxies and failure to vote in a certain way may affect the Adviser’s relationship with such company and materially impact the Adviser’s business; or when a personal relationship between an Adviser officer and management of a company or other proponents of proxy proposals could impact the voting decision.

•	From time to time, the Adviser will review a proxy which presents a potential material conflict. As a fiduciary to the Fund, the Adviser takes these potential conflicts very seriously. While the Adviser’s primary goal in addressing any such potential conflict is to ensure that proxy votes are cast in the Fund’s best interest and are not affected by the Adviser’s potential conflict, there are a number of courses that the Adviser may take. The final decision about which course to follow shall be made by the Investment Committee. Casting a vote in the best interest of the Fund would eliminate the Adviser’s discretion on the particular issue and hence avoid the conflict.

•	The Adviser will maintain a record of the analysis of any potential conflict of interest and its resolution.

Disclosure

The Fund will describe the policies and procedures that the Adviser and Public Sub-Adviser use to determine how to vote proxies relating to portfolio securities. The Fund will also state how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available (1) without charge, upon request, by calling a specified toll-free (or collect) telephone number; and (2) on the SEC’s website at http://www.sec.gov. The Fund will also include a statement in its annual and semi-annual reports to shareholders disclosing that a description of the policies and procedures used by or on behalf of the Fund to determine how to vote proxies relating to portfolio securities of the Fund is available (1) without charge, upon request, by calling a specified toll-free (or collect) telephone number; and (2) on the SEC’s website at http://www.sec.gov.

Such disclosure must also include procedures used when a vote presents a conflict between the interests of Fund shareholders, on the one hand, and those of the Adviser or any affiliated person of the Fund or the Adviser, including the Public Sub-Adviser, on the other; and a description of the proxy voting guidelines used by the Adviser and Public Sub-Adviser to vote proxies relating to portfolio securities. As such, the Adviser and Public Sub-Adviser’s proxy voting guidelines are provided in the Fund’s registration statement and annual report to shareholders. Annually, through the review of the Fund’s registration statement and annual report to shareholders, the Adviser will review the disclosures and identify whether the Adviser and Public Sub-Adviser’s proxy voting procedures and guidelines are current.

Form N-PX

The Fund is required to disclose annually the Fund’s complete proxy voting record on Form N-PX, which provides information relating to how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ending June 30th. Form N-PX must be filed annually, no later than August 31 of each year. The Adviser is responsible for ensuring that appropriate documentation and controls for voting and reporting of proxy votes is maintained in order to file the Form N-PX. The Adviser shall work with the Public Sub-Adviser and Fund Administrator in filing the Form N-PX with the SEC.

Reports to the Board

The Adviser shall annually review the Fund’s registration statement to ensure that disclosures in the registration statement adequately and accurately describe the Adviser and Public Sub-Adviser’s proxy voting policy and procedures. Updated policies and procedures for the voting of proxies shall be provided to the Board upon any material change and in any event, no less frequently than annually.

The CCO, on a quarterly basis, shall obtain a report from the Adviser and Public Sub-Adviser attesting that all applicable proxies were voted, or if not, the reasons no vote was made, and an explanation for any proxies voted not in compliance with the Fund’s applicable policies and procedures. The CCO will report to the Board each quarter relating to compliance with the Fund’s proxy voting policies and procedures. Any violations of the proxy voting policies and procedures shall be reported to the Fund’s Board.

Books and Records

The Adviser shall (i) maintain such records and provide such voting information as is required for the Fund’s regulatory filings including, without limitation, Form N-PX and the required disclosure of policy called for by Form N-2; and (ii) provide such additional information as may be requested, from time to time, by the Board or the CCO. The Fund relies upon the Adviser and Fund Administrator to prepare and make filings on Form N-PX. The Public Sub-Adviser shall assist the Adviser by providing information regarding any proxy votes made for the Fund within the most recent 12-month period ending June 30. Additionally, the Adviser shall retain the following proxy records in accordance with the Adviser’s Recordkeeping Policy:

•	These policies and procedures and any amendments;

•	Each Proxy statement that the Adviser receives;

•	A record of each vote that the Adviser casts;

•	Any document the Adviser created that was material to deciding how to vote Proxies, or that memorializes that decision;

•	A copy of each written request for information on how the Adviser voted such Proxies, and a copy of any written response.

Requests for Information

All requests for information regarding proxy votes, or policies and procedures, received by any Adviser employee, officer, or director should be forwarded to the CCO. In response to any request from an Investor, the CCO will prepare a written response with the information requested.

Introduction

Pursuant to the adoption by the Securities and Exchange Commission of Rule 206(4)-6 under the Investment Advisers Act of 1940 (the “Act”), it is a fraudulent, deceptive, or manipulative act, practice or course of business, within the meaning of Section 206(4) of the Act, for an investment adviser to exercise voting authority with respect to client securities, unless (1) the adviser has adopted and implemented written policies and procedures that are reasonably designed to ensure that the adviser votes proxies in the best interest of its clients, (2) the adviser describes its proxy voting procedures to its clients and provides copies on request, and (3) the adviser discloses to the clients how they may obtain information on how the adviser voted their proxies. This privacy policy (“Proxy Voting Policy”) documents CenterSquare’s proxy voting policies and procedures.

Proxy Committee

CenterSquare’s Proxy Committee (“Proxy Committee”) is responsible for overseeing the proxy voting process and for establishing and maintaining the Proxy Voting Policy, which is reviewed and updated annually. The Proxy Committee is comprised of the Chief Operating Officer, Director – Head of Securities Operations, and designated members of CenterSquare’s investment teams. The CenterSquare Compliance team will participate as a non-voting member of the Committee. At a minimum, the Proxy Committee will meet no less than annually to review and update the Proxy Voting Policy, if necessary, and to review other proxy voting topics as needed.

Policy Details

As a registered investment adviser, CenterSquare Investment Management LLC (“CenterSquare”) has a fiduciary duty to act solely in the best interest of its clients. This duty requires CenterSquare to vote proxies in a timely manner and make voting decisions that are in the best interests of its clients. All proxies received by CenterSquare are voted in accordance with these procedures and are intended to comply with Rule 206(4)-6 of the Act. This Proxy Voting Policy applies only to those CenterSquare clients who in their investment advisory contract have chosen to have us vote their proxies. At account start-up, upon amendment of an investment advisory agreement (“IMA”) or upon a letter of instruction, the applicable client IMA is reviewed to determine whether CenterSquare has authority to vote client proxies. As a UNPRI Signatory, CenterSquare has chosen to use the Institutional Shareholder Services (“ISS”) Sustainability Proxy Voting Guidelines as the default proxy policy for its clients. A client of CenterSquare may elect to use other ISS general or customized proxy voting guidelines through ISS. However, CenterSquare does not attempt to reconcile individual client proxy policies to the ISS Sustainability policy. A client may change their proxy-voting decision at any time. Clients who have delegated voting responsibilities to CenterSquare with respect to their account may direct CenterSquare to vote in a particular manner for a specific ballot. CenterSquare will use reasonable efforts to vote according to the client’s request in these circumstances, however our ability to implement such voting instructions will be dependent on operational matters such as the timing of the request.

A.	Retention and Oversight of Proxy Service Provider

CenterSquare’s proxy voting policies and procedures are intended to meet the objective to act in its clients’ best interests. The sheer number of proxy votes related to client holdings makes it impossible for CenterSquare to research each and every proxy issue. Recognizing the importance of informed and responsible proxy voting, CenterSquare has retained an independent third party service provider, ISS, to analyze proxy issues, provide proxy research and recommendations on how to vote those issues, provide assistance in the administration of the proxy process, including maintaining complete proxy voting records.

CenterSquare monitors the capacity, competency, and conflicts of interest of ISS to ensure that CenterSquare continues to vote proxies in the best interest of its clients. On an annual basis, CenterSquare conducts a due diligence review of ISS regarding their proxy voting services as part of its investment advisory duty to perform oversight over the proxy voting firm. This review includes updates and discussion over the following areas of ISS:

•	Firm level initiatives and status updates
•	Research process
•	Legal and Compliance
•	Conflicts of Interest
•	Information security and IT security controls

B.	Decision Methods

ISS’ Global Voting Principles, launched in December 2013, provide for four key tenets on accountability, stewardship, independence, and transparency, which underlie their approach to developing recommendations on management and shareholder proposals at publicly traded companies.1 ISS uses a bottom-up policy formulation process which collects feedback from a diverse range of market participants through multiple channels including an annual Policy Survey. The ISS Policy Board uses the input to develop its draft policy updates each year. Before finalizing these updates, ISS publishes draft updates for an open review and comment period. Beginning in 2008, all comments received are posted verbatim to the Policy Gateway, in order to provide additional transparency into the feedback ISS has received. Final updates are published in November, to apply to meetings held after February of the following year. ISS research analysts apply more than 400 policies to shareholder meetings. As part of the research process, ISS analysts interact with company representatives, institutional shareholders, shareholder proponents and other parties to gain deeper insight into key issues.2 ISS reviews and updates their proxy polices on an annual basis. The ISS Policy Information is located under Policy Gateway at https://www.issgovernance.com.

When determining whether to invest in a company, one of the many factors CenterSquare may consider is the quality and depth of the company’s management. As a result, CenterSquare believes that recommendations of management on any issue (particularly routine issues) should be given a fair amount of weight in determining how proxy issues should be voted. Thus, on many issues, votes are cast in accordance with the recommendations of the company’s management. CenterSquare reviews all ballot items where ISS is recommending voting against the management of the issuer. Generally, CenterSquare will not override the ISS specific policy vote recommendations but reserves the right to change that vote when a CenterSquare Portfolio Manager disagrees with an ISS recommendation and feels it is in the best interest of all clients to change the proxy vote. CenterSquare Compliance (“Compliance”) is notified when an override of the ISS vote is proposed by a CenterSquare Portfolio Manager. Compliance will ascertain that appropriate justification for the override is reasonable and appropriately documented in the ISS voting records prior to the actual proxy vote. A rationale of our decision is noted within the ISS system when we override ISS’ specific policy recommendation and is included in the ballot summary reports. Proxy voting reports are available to clients upon request. For clients that have provided CenterSquare authority to vote proxies and have not otherwise selected other ISS general or customized proxy voting guidelines, proxy voting will be made on behalf of all client accounts in accordance with ISS Sustainability Proxy Voting Guidelines.

C.	CenterSquare Conflicts of Interest

In certain instances, a conflict of interest may arise when CenterSquare votes a proxy. CenterSquare will deem to have a potential conflict of interest when voting proxies including, but not limited to, one or more of the following:

•	CenterSquare or one of its affiliates manages assets for that issuer or an affiliate of that issuer and also recommends that its other client’s investment in such issuer’s securities.
•	A director, trustee or officer of the issuer or affiliate of the issuer is an employee of CenterSquare or a director of CenterSquare or its affiliates, or a fund sub-advised by CenterSquare.
•	CenterSquare is actively soliciting that issuer or an affiliate of the issuer as a client
•	A director or executive officer of the issuer has a personal relationship with a member of the relevant investment team or other employee of CenterSquare that may affect the outcome of the proxy vote.

Each person who serves as a proxy administrator (“Proxy Administrator) as further defined below, is a member of an investment team, or serves on the Proxy Voting Committee shall, on at least an annual basis, certify:

•	a list of any portfolio companies with or in which he or she has a relationship or could otherwise be deemed to have a conflict and;
•	They have not been unduly influenced by an issuer or other third party to vote in a particular manner.

In situations where CenterSquare perceives a material conflict of the interest, the conflict is reported to the Chief Compliance Officer. It is expected that CenterSquare will abstain from making a vote decision and allow ISS to vote to mitigate the material conflict of interest.

D.	Securities Lending

Some clients have, at their discretion, elected to participate in security lending programs. CenterSquare is unable to vote securities that are on loan under these types of arrangements.

E.	Decisions not to Vote Proxies

CenterSquare fully recognizes its responsibility to process proxies and maintain proxy records pursuant to applicable rules and regulations. CenterSquare will therefore attempt to process every vote it receives for all domestic and foreign proxies. There may be situations in which CenterSquare cannot vote proxies. For example, the client or custodian does not forward the ballots in a timely manner.

Proxy voting in certain countries requires shareblocking. Shareblocking in general refers to restrictions on the sale or transfer of securities between the execution of the vote instruction and the tabulation of votes at the shareholder meeting. During the blocking period, shares that will be voted at the meeting cannot be sold until the meeting has taken place and the shares are returned to the client’s custodian bank. The blocking period may last from several days to several weeks depending upon the market, the security and the custodian. CenterSquare believes that in these situations, the benefit of maintaining liquidity during the share blocking period outweighs the benefit of exercising our right to vote. In order to preserve the account’s liquidity, CenterSquare will generally instruct ISS to “DO NOT VOTE” these shares.

Proxies relating to foreign securities may also be subject to additional documentation. Such documentation may be difficult to obtain or produce as a condition of voting or requires additional costs that generally outweigh the benefit to be gained by voting. Therefore, in some cases, those shares will not be voted.

F.	Reporting

ISS provides CenterSquare on-line access to client proxy voting records. A summary of the proxy votes cast by CenterSquare is available to clients upon request for their specific portfolio. Due to confidentially and conflict of interest concerns, CenterSquare does not disclose to third parties how it votes client proxies.

CenterSquare’s proxy voting policies are disclosed in Form ADV Part 2A. A copy of this Proxy Voting Policy and the ISS Proxy Voting Guidelines is available to our clients, without charge, upon request. All requests may be sent to Liz Conklin, Director, Head of Securities Operations, CenterSquare Investment Management LLC, 630 West Germantown Pike, Suite 300, Plymouth Meeting, PA 19462 or at lconklin@CenterSquare.com.

G.	Proxy Administration and Recordkeeping

Members of CenterSquare’s securities operations department are responsible for the administration (“Proxy Administrator”) of the proxy voting process. Both ISS and the client’s custodian monitor corporate events for CenterSquare. CenterSquare gives an authorization and letter of instruction to the client’s custodian who then forwards proxy material it receives to ISS so that ISS may vote the proxies. On a regular basis, CenterSquare sends ISS an updated list of client accounts and the security holdings in those accounts so that ISS can update its database and is aware of which proxies it will need to vote.

The Proxy Administrator is responsible for:

•	monitoring reports identifying pending meetings and due dates for ballots
•	monitoring reports to ensure that clients are coded to the appropriate ISS policy,
•	ensuring ballots are voted according the ISS policy assigned to the client,
•	monitoring for share blocking ballots
•	monitoring reports for votes against management
•	reviewing user access and new / close account setups
•	performing vote overrides as required by Portfolio Managers and document changes and rationale for each vote override

CenterSquare or ISS also maintains the following records:

•	ballot summary reports for each client indicating which ballots were votes, number of shares voted, description of the proposal, how the shares were voted and the date on which the proxy was returned, and the policy applied
•	ballot summary reports for vote overrides with the Portfolio Managers rationale
•	meeting-level statistical reports
•	copy of each proxy statement received, provided that no copy needs to be retained of a proxy statement found on the SEC’s EDGAR website

H.	Compliance Oversight

CenterSquare Compliance is responsible for testing compliance with the firm’s proxy voting policies and procedures set forth in this Proxy Voting Policy. As part of its annual testing program, CenterSquare Compliance testing procedures relating to proxy voting include:

•	annual review of the Proxy Voting Policy
•	annual review of proxy voting policies and procedures described in the firm’s ADV Form Part 2A
•	sampling of proxy voting records to ensure voting was complete in the best interest of clients and in accordance with the ISS Sustainability Proxy Voting Guidelines

•	sampling of proxy vote overrides and review of documentation supporting such overrides
•	participate in and review of the firm’s annual due diligence over the third-party proxy voting firm, ISS

[1]	https://www.issgovernance.com/policy-gateway/iss-global-voting-principles/
[2]	https://www.issgovernance.com/policy-gateway/policy-formulation-application/